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                                  NEWS RELEASE


For immediate release
October 6, 2005

                          CANWEST PRICES TENDER OFFERS

Winnipeg, Manitoba, -- CanWest MediaWorks Inc. ("CanWest"), a wholly-owned subsidiary of CanWest Global Communications Corp., today announced that it has priced its cash tender offers for any and all of its outstanding 10-5/8% Senior Subordinated Notes due 2011 and 7-5/8% Senior Unsecured Notes due 2013.

If the offers are consummated, CanWest will pay US$1,086.38 for each US$1,000 principal amount of the Senior Subordinated Notes and US$1,101.91 for each US$1,000 principal amount of the Senior Unsecured Notes purchased in the offers, in each case plus accrued and unpaid interest up to the date of payment. The purchase price for the Senior Subordinated Notes was calculated using a yield equal to a fixed spread of 50 basis points plus the yield to maturity of the 2.000% U.S. Treasury Note due May 15, 2006 (corresponding to the bid-side price, as indicated on Bloomberg screen PX3 at 2:00 p.m. EDT today). The purchase price for the Senior Unsecured Notes was calculated using a yield equal to a fixed spread of 50 basis points plus the yield to maturity of the 2.625% U.S. Treasury Note due May 15, 2008 (corresponding to the bid-side price, as indicated on Bloomberg screen PX5 at 2:00 p.m. EDT today). The purchase price for Notes of each series includes an early tender premium that is equal to US$30.00 per US$1,000 principal amount of the Notes. Holders of Notes tendered after the early tender premium deadline will not receive the early tender premium.

The expiration time for both offers is midnight Eastern Daylight Time on October 12, 2005, subject to extension. CanWest plans to pay for the Notes that it purchases on the business day after the relevant offer expires, or as soon as practicable after that date. The withdrawal deadline for the offers has now passed and holders cannot withdraw any Notes that they have tendered, or the related consents that they have given, unless CanWest permits them to do so.

Each of the offers is subject to conditions set forth in the Offers to Purchase and Consent Solicitations dated September 8, 2005 that CanWest has distributed to holders of the Senior Subordinated Notes and Senior Unsecured Notes.

Citigroup Global Markets Inc. is the dealer manager and Global Bondholder Services Corporation is the depositary and information agent for the tender offers and consent solicitations.

Requests for documents relating to the tender offers and consent solicitations may be directed to Global Bondholder Services Corporation by telephone at 1-866 470-4500 (toll free) or 1-212 430-3774 or in writing at 65 Broadway, Suite 74, New York, NY, 10006. Questions regarding the
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tender offers and consent solicitations may be directed to Citigroup Global
Markets Inc., Liability Management Group, at 1-800-558-3745 (toll free) or 1-212-723-6106 (collect).

This news release is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The offers are being made only pursuant to the Offers to Purchase and Consent Solicitations dated September 8, 2005 that CanWest has distributed to holders of the Senior Subordinated Notes and Senior Unsecured Notes.

CanWest MediaWorks Inc. is a wholly-owned subsidiary of CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV; www.canwestglobal.com), an international media company. CanWest, Canada's largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, radio networks and websites in Canada, New Zealand, Australia, the Republic of Ireland, and the United Kingdom.

For further information, please contact:

Geoffrey Elliot                                       John Maguire
Vice President, Corporate Affairs                     Chief Financial Officer
Tel: (204) 956-2025                                   Tel: (204) 956-2025
Fax: (204) 947-9841                                   Fax: (204) 947-9841
gelliot@canwest.com                                   jmaguire@canwest.com